02029418

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Third Amendment of FORM 1-A
This document contains forty-seven (47) total pages.

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

FARMERS UNION CO-OPERATIVE OIL COMPANY OF DRAYTON
(Exact name of issuer as specified in its charter)

NORTH DAKOTA
(State or other jurisdiction of incorporation or organization)

122 N. MAIN STREET, P.O. BOX 99, DRAYTON, NORTH DAKOTA, 58225
701-454-6531
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

SAME AS ABOVE ADDRESS
(Name, address, including zip code, and telephone number, including area code, of agent for service)

5900	45-0132320
Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

Part I -- Notification

1. **ITEM 1. Significant parties**

List the full names and business and residential addresses, as applicable, for the following persons:

a. The issuer's directors;

Deane Scharmer
RR 2, Box 15
Drayton, ND 58225

Peter Brown
PO Box 145
Drayton, ND 58225

Mark Weise
P.O. Box 99
Dembina, ND 58271

J. Myron Larson
R.R. 1, Box 57
Stephen, MN 56757

Noel Pilon
15649 County Road 9
Drayton, ND 58225

Larry Scharmer
1445 110th Street
Drayton, ND 58225

Merle Schwenzfeier
RR 1, Box 197
Hallock, MN 56728

b. The issuer's officers

Deane Scharmer, President
RR 2, Box 15
Drayton, ND 58225

J. Myron Larson
Vice President
RR 1, Box 57
Drayton, ND 58225

Peter Brown
Secretary
P.O. Box 145
Drayton, ND 58255

c. The issuer's general partners; - None.

d. Record owners of 5 percent or more of any class of the issuer's equity securities; - None.

e. Beneficial owners of 5 percent or more of any class of the issuer's equity securities; - None.

Doc# 1541664\1

f. Promoters of the issuer; - None.

g. Affiliates of the issuer; - None.

h. Counsel to the issuer with respect to the proposed offering;

Joel Dahlgren, Lindquist & Vennum, P.L.L.P., 4200 IDS Center, 80 South 8th Street, Minneapolis, MN 55402; Tel: 612-371-3211; Fax: 612-371-3207.

i. Each underwriter with respect to the proposed offering; - None.

j. The underwriter's directors; - None.

k. The underwriter's officers; - None.

l. The underwriter's general partners; - None.

m. Counsel to the underwriter; - None.

Item 2. Application of Rule 262

No person is subject to the disqualification provisions of Rule 262.

Item 3. Affiliate Sales

This offering does not involve the resale of securities by affiliates of the issuer.

Item 4. Jurisdictions in Which Securities are to be Offered

The cooperative, through its employees, will offer the securities in North Dakota and Minnesota. No underwriters, dealers or sales persons will participate in this offering in any jurisdiction.

Item 5. Unregistered Securities Issued or Sold Within One Year

None. The cooperative has accepted prepayments as and for sales of products and services for the 2002 crop production cycle, but these prepayments are not securities.

Item 6. Other Present or Proposed Offerings

None.

Item 7. **Marketing Arrangements**

None.

Item 8. **Relationship with Issuer of Experts Named in Offering Statement**

There are no expert relationships named in the offering statement.

Item 9. **Use of a Solicitation of Interest Document**

None.

Part II. OFFERING CIRCULAR

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF ANY OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

Type of securities offered: Certificates of Indebtedness
Length of Offering: Continuous
Maximum number of securities offered: $2,000,000
Minimum number of securities offered: Minimum denomination of one certificate is $100.
Price per security: Subject to minimum, any amount of certificates can be purchased.
Total proceeds: If maximum sold: $2,000,000. If minimum sold: $100
Total Proceeds Remaining to be Sold: $252,463

Is a commissioned selling agent selling the securities in this offering?	[ ] YES [X] NO
If yes, what percent is commission of price to public?	N/A
Is there other compensation to selling agent(s)?	[ ] YES [X] NO
Is there a finder's fee or similar payment to any person?	[ ] YES [X] NO
Is there an escrow of proceeds until minimum is obtained?	[ ] YES [X] NO
Is this offering limited to members of a special group, such as employees of the Company or individuals?	[X] YES [ ] NO
Is transfer of the securities restricted?	[X] YES [ ] NO

Investment in any small business involves a high degree of risk, and investors should not invest any funds in this offering unless they can afford to lose their entire investment.

See Item 1. (pages 7 through 10) and Item 4. (2) (pages 13 through 15) for the risk factors that management believes present the most substantial risks to an investor in this offering.

You should rely on your own examination of the cooperative and the terms of the offering, including its merits and the risks involved. This Offering Circular contains all of the representations by the company concerning this offering, and no person shall make different or broader statements than those contained herein. Investors are cautioned not to rely upon any information not expressly set forth in this offering circular.

These certificates are also offered pursuant to registration exemptions under the laws of North Dakota and Minnesota for securities issued by cooperatives. Neither state has passed on the accuracy or adequacy of this document. Neither state has approved of the issuance of these certificates of indebtedness. Any representation to the contrary is a criminal offense.

These certificates of indebtedness cannot be sold to any other party except to the Cooperative. Only by presenting the certificate for and demanding payment from the Cooperative can its holder obtain cash for the certificate.

This company:

[N/A] Has never conducted operations.
[N/A] Is in the development stage.
[X] Is currently conducting operations.
[X] Has shown a profit in the last fiscal year.

(Check at least one, as appropriate)

Item 1. Summary Information, and Risk Factors

THE COOPERATIVE

Farmers Union Co-operative Oil Company of Drayton (the Co-op) is a farm supply cooperative located in Drayton, North Dakota, in Pembina County. The cooperative was incorporated on March 2, 1934 and its name then was Farmers Union Cooperative Oil Company. On March 2, 1944 the co-op amended its articles of incorporation to add the words "of Drayton" to the end of its corporate name.

There are several important points that follow from operating on a cooperative basis. First, savings or profits left over after all expenses are deducted from gross margins are distributed to the co-op's patrons in proportion to the amount of business that each transacts with the co-op rather than to investors in proportion to their ownership of the co-op.

Second, the savings are distributed in cash (at least 20% must be distributed in cash according to the Internal Revenue Code) and the balance in script. For 2001, the Co-op distributed 20% of its patronage savings in cash. The script portion is equity that each member furnishes to the co-op by patronizing it; the script is revolved according to the Co-op's stock revolvement policies. The total number of patrons receiving distributions for 2001 savings was approximately 1,500 (which includes voting members).

Third, each voting member has an equal voice (one vote per voting member) in the co-op's affairs along with every other member no matter how much business any member does with the Co-op. On November 30, 2001, there were 620 voting members, who are included in the number of patrons noted in the previous paragraph.

The Co-op is affiliated primarily with Cenex / Harvest States Cooperatives, Land O' Lakes, Farmland, and CoBank, all of whom are themselves cooperatives. It purchases petroleum products from Cenex / Harvest States Cooperatives, feed and seed products from Land O' Lakes, and agronomy products from the CENEX/Land O' Lakes Agronomy Company. The co-op borrows money from CoBank.

The Co-op must capitalize those businesses, and like this Co-op, those cooperatives pay out a portion of their savings in cash (again, at least 20% must be in cash) and the balance in script. The script is the Co-op's investment in each of those cooperatives, and on November 30, 2001, the Co-op's investments, respectively, were $1,932,038 (Cenex / Harvest States Cooperatives), $452,228 (Land O' Lakes), and $38,875 (Farmland).

A significant portion of the Co-op's investments are tied up in Cenex Harvest States Cooperatives. The following are key financial indicators for 1999, 2000 and 2001 for Cenex Harvest States Cooperatives.

	August 2001	August 2000	August 1999
Total Sales	$ 7,753,012,000	$8,497,850,000	$6,381,334,000
Gross Margins	$ 282,809,000	$ 197,810,000	$ 188,038,000
Net Earnings	$ 178,554,000	$ 87,388,000	$ 86,000,000
Total Assets	$ 3,057,319,000	$3,172,680,000	$2,787,664,000
Total Liabilities	$ 1,796,166,000	$2,008,254,000	$1,670,028,000
Total Equity	$ 1,261,153,000	$1,164,426,000	$1,117,636,000

USE OF PROCEEDS

The proceeds from this offering will be used as working capital for the financing of accounts receivable and inventories, operating costs, and capital expenditures. Historically, the Cooperative has used short term debt to finance working capital shortages and operating costs during the months of September through March, and late summer/early fall when the Cooperative's gross revenue is generally inadequate to cover all of the Cooperative's operating expenses. For example, part of the offering will be used to finance receivables and inventories, which typically fluctuate $2.5 million dollars between their lowpoint and spring season peak.

The following table summarizes the amount of current asset fluctuation and working capital loss that the Co-op is expected to need financing for in the coming twelve months:

Type of Financing Anticipated	Anticipated Need for Financing
Fluctuation of Accounts Receivable	$1,500,000
Fluctuation of Inventories	$1,000,000
Seasonal Loss of Working Capital	$750,000
Total Uses of Funds	**$3,250,000**

Use of the proceeds received from the offering as a substitute for short term debt borrowed from financial institutions will allow the Cooperative to reduce its annual interest expense since the interest to be paid to note holders is now 6%.

The rate of interest paid on the certificates shall be not less than 3% nor more than 5% above the rate paid by local lending institutions on passbook savings accounts (it is 5% right now). Within that range, management shall determine the premium each month. Each holder of a certificate of deposit will receive a monthly statement showing the amount invested by each holder in certificates of indebtedness, plus the interest rate paid on the certificates of indebtedness. If the interest rate is adjusted (it has been several years since the rate was adjusted), the new rate will not become effective until the first day of the month next following the month in which the statements were sent to the holders of certificates of indebtedness.

The Board of Directors is vested with the sole discretion to determine the manner in which the proceeds from this offering may be used. The Board of Directors may apply the proceeds according to the plan as set forth above, or may alter or rescind the plan and apply the proceeds in any manner which, in the majority opinion of the Board of Directors, best advances the corporate interests of the Cooperative, including repayment of the certificates if that is in its best interests.

Persons who purchase products and services from Farmers Union Co-operative Oil Company of Drayton are permitted to credit such purchases against the outstanding balance owed by the cooperative to that person. This offering will be continuous from and after the first date the certificates are sold.

DISCLOSURE OF RISKS/ RISK FACTORS

In addition to the other information in this offering statement, the following risk factors should be considered carefully by prospective investors in evaluating the Cooperative and its business before purchasing certificates of indebtedness. The following discussion of risk factors is not intended to be comprehensive. Prospective investors are urged to make their own investigation of the business of the Cooperative and the risk factors associated with the purchase of the certificates of indebtedness offered by the Cooperative.

UNSECURED CERTIFICATES OF INDEBTEDNESS / GENERAL CREDITOR TREATMENT

The certificates of indebtedness offered by the Cooperative are unsecured. Unlike a secured creditor, the holder of these certificates of indebtedness does not have recourse against a specific asset belonging to the Cooperative. Payment of both principal and interest on the certificates of indebtedness issued by the cooperative will be subordinated to the prior payment of the principal and, interest on all existing or future obligations to secured creditors. Further, should the Cooperatives business fail resulting in a sale of all or substantially all of it assets, no amount will be paid in respect to the principal and interest then due investment note holders of certificates of indebtedness until and unless the cooperative's secured indebtedness is paid in full. Accordingly, holders have no greater rights in the assets of the Cooperative than general creditors.

UNINSURED CERTIFICATES OF INDEBTEDNESS

The certificates of indebtedness offered by the Cooperative are not insured or guaranteed by any Federal, State, Local, or private entity. If dishonor occurs, holders of the Cooperative's notes will not have recourse against a third party insurer or guarantor. An investment in the Cooperative Note program, unlike an investment in a federal or state bank, is not insured by the Federal Deposit Insurance Corporation (FDIC). The Cooperative does not own any insurance which would protect an investor's investment in the Notes in the event a default were to occur.

RUN

The Cooperative does not anticipate that it will have sufficient cash or other quickly liquidated assets to pay all of the outstanding certificates of indebtedness sold pursuant to this offering on any given date. In the event all of the holders of the Cooperative's Notes were to seek redemption at the same time, it is likely that the Cooperative would not be able to honor the majority of the demand because of the Cooperative's cash position unless the Cooperative is able to obtain additional cash from its lenders. There is no guarantee that, in such a situation, the lenders of the cooperative would loan the cooperative sufficient funds to satisfy all note holders.

LENDERS

The Cooperative requires seasonal operating loans and other credit extensions during its fiscal year in order to meet its obligations and operate successfully. The Cooperative also requires, from time to time, certain extensions of long term debt financing. If the Cooperative's business relationship with its lenders and other creditors were to deteriorate, the Cooperative could encounter cash shortages and other financial problems which would adversely affect the Cooperative's financial condition. In addition, if the Cooperative's financial condition were to deteriorate for other reasons, the Cooperative could have difficulty obtaining the debt financing and credit it requires for ongoing operations. Such a financing and credit shortage could adversely affect the Cooperative's financial condition and ability to pay the certificates of indebtedness when presented for payment.

COSTS

The financial success of the Cooperative is dependent upon fluctuating economic factors, such as the rate of interest the Cooperative pays for its debt and the prices the Cooperative pays for inventories of sale goods. Any increase in the Cooperative's costs not matched by an increase in revenue would negatively impact the Cooperative's financial condition.

PREFERENTIAL TAXATION

The Cooperative benefits from favorable tax treatment under Subchapter T of the Internal Revenue Code. If the current income tax laws, regulations and interpretations concerning cooperative taxes were to change, those changes could affect the Cooperative's cash position and its ability to honor its obligations to its member investors. If the cooperative fails to qualify its patronage refund for a tax deduction, that failure could impose a large tax obligation on the cooperative.

LEGAL COMPLIANCE

The Cooperative is subject to federal, state, and local regulation. If the Cooperative were to fall out of compliance with any governmental regulation, it could incur significant civil penalties and legal costs. For example, the Cooperative routinely handles hazardous materials such as fertilizer, chemicals, and petroleum, all of which are regulated by state and federal law. If the Cooperative were to become liable for a hazardous materials spill, it would incur clean-up and legal expenses which would affect the Cooperative's financial condition.

MANAGEMENT

The Cooperative depends upon competent and qualified management in order to operate successfully. If the Cooperative were to become poorly managed, or managed ineptly, the Cooperative's financial condition would be adversely affected.

DISCRETIONARY PROCEEDS

The proceeds from the offering of the Notes will inure to the general benefit of the Cooperative and will be expended according to the broad discretion of management. Although management currently intends to use the proceeds of the offering to finance current operations, management may re-direct the use of the proceeds to other purposes, according to its discretion.

ACCOUNTS RECEIVABLE MANAGEMENT

The cooperative extends credit for purchases, most of which is unsecured. Its credit policy requires payment within thirty (30) days of billing. Patrons are placed on COD after sixty (60) days. If credit is extended to a farmer who fails to pay his account, the cooperative could sustain a large loss on that sale. If either a single large receivable or several smaller receivables become uncollectible, the Cooperative's financial position could become adversely affected.

NON-TRADITIONAL BUSINESS VENTURES

The cooperative owns convenience stores in Drayton, North Dakota and Hallock, Minnesota. These businesses are non-traditional because whereas the co-op's primary focus since its incorporation has been on supplying agricultural producers with crop inputs, the convenience stores are aimed at consumers of gasoline and convenience store products, some of whom are nothing more than travelers who decide to purchase gasoline, or diesel, or in-store products from the Co-op's convenience stores when they are traveling. If any or all of these ventures were to fail, the Cooperative would suffer a loss which, in turn, would have an adverse affect on the Cooperative's financial condition.

RESTRICTION OF SALE

The certificates of indebtedness are non-negotiable to insure that the exemption from registration afforded by the Federal Securities Act of 1993 continues throughout this offering. Accordingly, a certificate of indebtedness holder will not be able to sell the certificates at any time. Return of principal and payment of interest earned will be through and by the cooperative only.

USE OF ESTIMATES AND ACCRUAL ACCOUNTING SYSTEM INACCURACIES

The Cooperative is required by law and generally accepted accounting principles to use an accrual accounting system in and for the preparation of its books and financial statements. The preparation of the Co-op's financial statements requires management to make estimates and assumptions that affect amounts reported in its consolidated financial statements and accompanying notes. If the estimates and assumptions were incorrect, the Cooperative's financial status as reported herein could differ from its actual status. If the estimates and assumptions turned out to be optimistic, the Cooperative's financial position would not be as sound as reported herein.

Item 2. Plan of Distribution

The Cooperative shall offer certificates of indebtedness to North Dakota residents and Minnesota residents who are members of the cooperative. The securities shall be offered through its employees, who shall not receive a commission or any compensation for issuing the certificates. Each subscriber shall be required to sign a subscription agreement, acknowledge having read the form 1-A, and he or she will be issued a certificate of indebtedness upon payment of their money to the cooperative. The cooperative intends to advertise these certificates through its newsletter, on the radio and in local newspaper. This offering shall be continuous because the cooperative's experience with the old Patron Credit Balance Program was that it was used continually during the year and the cooperative would like to encourage the same pattern as it previously existed.

Item 3. Use of Proceeds to the Issuer

This will state the proceeds will be used to finance the co-op's ongoing operations, including fluctuations of current assets (accounts receivables and inventories) as well as providing working capital for fixed asset expenditures, equity retirements, term debt repayment and business operating losses during the months when revenues are not sufficient to cover all expenses.

Item 4. Description of Business

a. Narrative description of business.

1. **Describe the business done and intended to be done by the issuer and its subsidiaries and the general development of the business during the past five years or such shorter period as the issuer may have been in business. Such description should include, but not be**

limited to, a discussion of the following factors if such factors are material to an understanding of the issuer's business:

Significant Changes in Financial Position During 2001. The Cooperative sustained losses in 2001 of $(29,620). Earnings for 2002 are projected at $215,400. Neither the scope of the cooperative's operations nor its balance sheet have changed significantly in the past year.

i. The principal products produced and services rendered and the principal market for and method of distribution of such products and services.

Farmers Union Co-operative Oil Company of Drayton was incorporated on March 2, 1934. Since the date of its incorporation, it has operated as a farm supply cooperative. Its voting members are solely agricultural producers, which means and includes persons (natural or corporate) actually engaged for profit in the production of one or more agricultural products. Producers also includes owners and lessors of farm land who receive rent on a crop share basis. Throughout its history, the cooperative's primary purpose has been to purchase inputs needed by agricultural producers to either produce crops or livestock. Such inputs include petroleum products, fertilizer, chemicals, seed, feed and hardware. That purpose continues to this day.

Since the Co-op's customers are mainly farmers who have on-farm petroleum storage, its products are distributed in bulk from the Co-op's storage plants to customer's facilities. The Co-op has a large fleet of delivery vehicles, some devoted to bulk delivery of refined petroleum, and others devoted to bulk delivery of L.P. gas.

Fewer of the Co-op's customers have on farm storage capabilities for fertilizer or chemicals, so, generally speaking, the Co-op stores those products until they can be applied to the fields. The Co-op has a wide array of application equipment for agronomy products, some of which customers are permitted to use on their own, and other pieces that are devoted to the Co-op's custom application business.

To reduce the Co-op's reliance on agriculture alone, the cooperative has sought to diversify its operations by building or buying convenience stores in Drayton, ND and Hallock, MN. Both stores sell gasoline and diesel fuel, pop, groceries, snack items, and miscellaneous products, plus both stores have a collection movie rentals as well. The Drayton convenience store has been operating since 1989. The Drayton fuel pumps and facilities were updated in 1997. The Hallock store was also updated in 1997 to include the installation of Hot Stuff pizza service.

Prior to 1996 all of the cooperative's facilities were located in North Dakota. In 1996, however, the Co-op purchased a farm supply cooperative in Hallock, MN, which is about 25 miles from Drayton, ND (the Red River is the boundary separating Minnesota from North Dakota). While the cooperative had members and patrons in Minnesota prior to acquiring the Hallock facilities, acquiring those facilities in Hallock has nonetheless permitted the cooperative to expand its business in Minnesota.

Of the cooperative's $8,854,167 of 2001 sales, $4,596,725 (52%) of those sales were petroleum products, which included gasoline, diesel fuels, lube products and LP gas. Agri-products sales (which include fertilizer, both dry and anhydrous ammonia, and chemicals) totaled $2,019,086 for 2001, representing 22.8% of the cooperative's overall sales. Farm and home products (which includes things like tires, batteries, non-petroleum related sales in the convenience stores and miscellaneous sales) total $1,936,236, which represented 21.9% of the cooperative's total sales.

The balance of sales were for items like labor and application revenues (the cooperative applies fertilizer and chemicals for its members and patrons) of $451,805, but offsetting those sales were patron discounts for paying cash, which discounts totaled $149,685. Thus, netting the labor and application sales against patron discounts resulted in net remaining sales of nearly $302,120, which represents the remaining 3.4% of the cooperative's sales.

The above make-up of sales between petroleum products, agri-products, farm and home products and service revenues (labor and application revenues) is fairly representative of the cooperative's sales make-up over the last five years. Approximately 75% of those sales are made to agricultural producers and other people who reside in the cooperative's trade territory. Aside from agricultural producers, the cooperative would also sell, for instance, home heating oil and LP gas to residents of the communities in which the cooperative has a presence (Drayton, ND, Hallock, MN, Humboldt, MN and Lancaster, MN). The balance of its sales are made through the convenience stores, which are sales made to both agricultural producers and residents of the area plus to persons traveling through those communities who stop and purchase petroleum and convenience store items.

ii. The status of a product or service if the issuer has made public information about a new product or service which would require the investment of a material amount of the assets of the issuer or is otherwise material.

There are no such products or services at this time.

iii. The estimated amount spent during each of the last two fiscal years on company-sponsored research and development activities determined in accordance with generally accepted accounting principles. In addition, state the estimated dollar amount, spent during each of such years on material customer-sponsored research activities relating to the development of new products, services or techniques or the improvement of existing products, services or techniques.

None for the cooperative itself. The cooperative belongs to a federated co-op system, and through regional cooperatives like Cenex Harvest States Cooperatives, Land O' Lakes and Farmland, research is undertaken that benefits the cooperative and its members. The cooperative does not invest or pay any of its own money for those research activities.

iv. The number of persons employed by the issuer, indicating the number employed full time.

The cooperative has 56 total employees, of which 28 are full-time employees. Of the part-time employees six work in the fertilizer plant during the spring season, 8 work in the convenience store located in Drayton, ND, and 11 work in the convenience store located in Hallock, MN. The rest of the part-time employees are spread out throughout the cooperative.

Drayton, ND--Main Station, 122 North Main, Drayton, ND 58225 (included CardTrol--St. Thomas, ND and Keytrol--Joliette, ND) 10 total employees --including 8 full-time. Products sold--Tires, batteries, gasoline, lube oils, farm and home products	Drayton, ND--Soil Service Center, 7851 Old Hwy, Drayton, ND 58225,-11 total employees --including 5 full-time. Products Sold--Fertilizer (dry and liquid), chemicals, application of products
Drayton, ND--C Store, Hwy 44 & 66, Drayton, ND 58225, 12 total employees --including 4 full-time. Products sold--gasoline, and fuels, food and groceries, pops, videos, miscellaneous products.	Drayton, ND,--Bulk Petroleum Plant, Hwy 44 & 66, Drayton, ND 58225, 1 full-time employee. Products sold--Gasoline and fuels.
Drayton, ND--LP Plant, Hwy 44 & 66, Drayton, ND 58225,-1 full-time employee. Products sold--LP Gas	Hallock, MN--Service Station, 16 Atlantic St. N., Hallock, MN 56728,-4 full-time employees. Products sold--Tires, batteries, lube oils, oils.
Hallock, MN--C Store, 16 Atlantic St. N., Hallock, MN 56728,-14 total employees -- including 3 full-time. Products sold—Gasoline and fuels, food, groceries, pops, videos, miscellaneous products.	Hallock, MN--Bulk Petroleum Plant, Hwy 75, Hallock, MN 56728,-1 full-time employee. Products sold--Gasoline, fuels.
Humboldt, MN--Service Station, Hwy 75, Humboldt, MN 56731, -1 full-time employee. Products sold--Gasoline, fuels, tires, batteries, farm and home products, candy and pop.	Lancaster, MN--LP Plant, Hwy 59, Lancaster, MN 56735,- 1 employee. Products sold—LP Gas.

v. The material effects that compliance with Federal, State and local provisions which have been enacted or adopted regulating the discharge of materials into the environment, may have upon the capital expenditures, earnings and competitive position of the issuer and its subsidiaries. The issuer shall disclose any material estimated capital expenditures for environmental control facilities for the remainder of its current fiscal year and for such further periods as the issuer may deem material.

None are foreseeable at the present. The cooperative's facilities are in compliance with environmental laws.

2. The issuer should also describe those distinctive or special characteristics of the issuer's operation or industry which may have a material impact upon the issuer's future financial performance. Examples of factors which might be discussed include dependence on one or a few major customers or suppliers (including suppliers of raw materials or financing), existing or probably governmental regulation, material terms of and/or expiration of material labor contracts or patents, trademarks, licenses, franchises, concessions or royalty agreements, unusual competitive conditions in the industry, cyclicality of the industry and anticipated raw material or energy shortages to the extent management may not be able to secure a continuing source of supply.

GOVERNMENT POLICIES AND PROGRAMS THAT PROTECT COMMODITY PRICES

Government policies concerning price supports for small grains and sugar are a risk factor because the programs that arise from those policies are budgetary items ultimately controlled by the political process. The nature and scope of future legislation affecting the sugar and small grain markets cannot be predicted and there can be no assurance that the price supports will continue in their present form. If the price support programs were eliminated in their entirety, or if the protection of the United States price support program provides from foreign competitors was materially reduced, the cooperative could be materially and adversely affected. If the company was then unable to adopt strategies that would allow it to compete effectively and significantly change markets for small grain and sugar, the company's continued viability could be at risk, which, in turn, caused the cooperative to fail to repay the certificates of indebtedness hereunder.

SUPPLY AND DEMAND OF COMMODITIES / INPUTS PRODUCED/ REQUIRED BY FARMERS

The Cooperative may be adversely affected by supply and demand relationships, both domestic and international. The Cooperative requires a regular supply of wholesale goods for resale in order to be successful. These supplies are in turn affected by factors over which the Cooperative has no control, such as price, the success or failure of the Cooperative's suppliers, and other conditions, both worldwide and domestic. Likewise, demand for the products and services sold by the cooperative may be adversely affected by weather, disease, insect damage, acreage planted, government regulation and policies and commodity price levels. For instance, higher commodity prices might cause greater consumption of crop inputs, but the present low commodity prices may discourage consumption of crop inputs. A warm winter might decrease the Co-op's sales of home heating fuel and L.P. gas.

COMPETITION

The Cooperative competes with other Cooperatives and private farm supply businesses, which may be local or regional in size and character. If existing competitors capture the Cooperative's current market share, or if new competitors enter the market and capture the Cooperative's market share, the Cooperative will suffer adverse economic consequences. A loss of market share would affect the Cooperative's ability to repay its debt, including the certificates of indebtedness it is offering to its membership.

SEASONAL BUSINESS

The primary business of the Cooperative is the retail sale of agricultural inputs to its members and others. As is generally true of many agriculture cooperatives, most of the Co-op's earnings are generated in the spring months. Revenues during the months of August through March are often insufficient to pay operational expenses. Historically, the Cooperative has borrowed "short term debt" (debt to be repaid within one year) to finance working capital shortages during these periods. Generally, such borrowing is at a higher rate of interest then the cooperative will pay on the certificates of indebtedness. Financing the seasonal working capital shortages with the use of the proceeds received from the purchase of certificates of indebtedness hereunder allows the Cooperative to reduce its annual interest expense from what it would otherwise be without the option of issuing certificates of indebtedness.

AGRICULTURAL BUSINESS

The financial position of the Cooperative may be impacted by ongoing developments agricultural businesses, including the trend among farmers to integrate production agriculture into larger and more complex operations. This trend is visibly evident in the North Dakota grain industry. If integration and technological improvements occur to the exclusion of the Cooperative, such as

through the organization of large corporate farms whose buying power causes it to bypass the Co-op, the Cooperative's financial condition could be adversely affected.

In addition, ongoing technological improvements in agriculture, such as improvements in precision agriculture through global positioning and soil mapping with satellites, improvements in medical technology and biotechnology, and other chemical and genetic science advancements, could cause certain goods and services offered by the Cooperative to become obsolete. Such obsolescence could adversely affect the Cooperative's financial position and its ability to repay debt, including the debt held by the Cooperative's members.

<u>WEATHER AND NATURAL DISASTER</u>

The market for the Cooperative's products and services is dependent upon demand created by agricultural producers. If agricultural producers were unable to farm during any given year, due to weather changes or other natural disasters, including insect infestation and disease, the Cooperative's financial position would be adversely affected. Other changing weather patterns, such as the global warming theory. The El Ninõ season or its colder counterpart La Ninä, may also affect the Cooperative's financial condition. The Red River, which flows north to Winnipeg, Canada, flows through Drayton, and in 1997 it caused extensive damage from flooding. The cooperative's fertilizer plant had to be emptied so that it would not contaminate the river, and excessive moisture delayed crop planting, which, in turn, delayed and reduced their usage of crop inputs, which had an immediate bearing on the cooperative's operation by reducing its sales.

<u>LACK OF LIQUIDITY OF INVESTMENTS IN OTHER COOPERATIVES</u>

The Co-op receives a portion of its patronage refunds from regional cooperatives in the form of script. The script is called investments in other cooperatives, and the investments are recorded as a non-current asset on the Co-op's balance sheet. Investments in cooperatives cannot readily be turned into cash. Redemption of those investments is subject to each regional cooperative's stock revolvement policies, respectively, which is in each regional co-op's complete discretion to establish and change. The cooperative is powerless to modify or control those policies.

At the end of 2001, investments in other cooperatives totaled $2,536,539 (42.3% of the Co-op's total assets). Based on the present revolvement policies of the regional co-ops in whom the cooperative owns investments, these funds could only be turned into cash over a large number of years. Therefore, the cooperatives investments in other cooperatives are not serve a ready source of funds to repay the certificates of indebtedness.

3. The following requirement in <u>subparagraph (i)</u> applies only to issuers (including predecessors) which have not received revenue from operations during each of the three fiscal years immediately prior to the filing of the offering statement.

   Not applicable.

i. **Describe, if formulated, the issuer's plan of operation for the twelve months following the commencement of the proposed offering. If such information is not available, the reasons for its unavailability shall be stated. Disclosure relating to any plan should include, among other things, a statement indicating whether, in the issuer's opinion, the proceeds from the offering will satisfy its cash requirements and whether, in the next six months, it will be necessary to raise additional funds.**

   2002 is expected to be a stronger year for the Co-op. The manager's preliminary budget **for 2002 forecasts sales of $9,828,900 and earnings of $215,400. There are a couple of reasons for projecting improvement in earnings. Expense controls are expected to keep expenses close in line with last year, while management projects stronger per unit gross margins.**

The proceeds from this offering are not sufficient for the Co-op's total financing needs, but that is not an expectation of the Co-op anyway. In fact, the proceeds of this offering are really just a supplement to the Co-op's loan package from CoBank. The Co-op has a $1.6 million seasonal loan from CoBank, which usage peaked at a balance of $800,000 approximately in the spring season. The seasonal loan was paid off during the months of December, January, and February.

The seasonal loan is, by itself, sufficient to finance the Co-op's total current asset fluctuations plus its needs for working capital in the difficult months when the Co-op usually loses money seasonally. The proceeds of the offering, however, will reduce the Co-op's reliance on CoBank's seasonal loan, and because the proceeds of this offering are a cheaper source of financing than is the bank's seasonal or loan, the Co-op desires to maximize its use of these certificates of indebtedness.

The Co-op also has term loans from the Small Business Administration and CoBank. The balance of the SBA loans were $175,690 at November 30, 2001. CoBank's reinstatable term loan had a balance of $650,000 on that same date Repayment on all term loans is $160,210 for the twelve months ending November 30, 2002, and it will be $160,686 for the twelve months ending November 30, 2003.

ii. Any engineering, management or similar reports which have been prepared or provided for external use by the issuer or by a principal underwriter in connection with the proposed offering should be furnished to the Commission at the time of filing the offering statement or as soon as practicable thereafter. There should also be furnished at the same time a statement as to the actual or proposed use and distribution of such report or memorandum. Such statement should identify each class of persons who have received or will receive the report or memorandum, and state the number of copies distributed to each such class. If no such report memorandum has been prepared, the Commission should be so informed in writing at the time the report or memorandum would otherwise have been submitted.

<u>None.</u>

b. Segment Data. If the issuer is required to include segment information in its financial statements, an appropriate cross-reference shall be included in the description of business.

<u>None.</u>

The Cooperative's Fiscal Year End Audit for the periods ending November 30, 2001 and November 30, 2000, are illustrated on pages 17 through 24:

HENNEN & ASSOCIATES, P. L. C. 230 Hardman Avenue, Suite 100, South St. Paul, MN 55075

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Farmers Union Co-operative Oil Company of Drayton
Drayton, North Dakota

We have audited the accompanying balance sheets of Farmers Union Co-operative Oil Company of Drayton, as of November 30, 2001 and 2000, and the related statements of operations, patrons' equities, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Farmers Union Co-operative Oil Company of Drayton, as of November 30, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Hennen & Associates

Hennen & Associates, P. L. C.

January 16, 2002

FARMERS UNION CO-OPERATIVE OIL COMPANY OF DRAYTON

Drayton, North Dakota

BALANCE SHEETS

November 30, 2001 and 2000

	2001:	2000:
ASSETS:		
CURRENT ASSETS:		
Cash and Cash Equivalents	$ 1,140,106	$ 548,179
Accounts Receivable, Less Allowance for Doubtful Accounts of $20,000 (2001) and $20,000 (2000)	386,732	438,742
Merchandise Inventory	910,140	873,976
Prepaid Expense and Other Current Assets	200,050	223,631
Total Current Assets	2,637,028	2,084,528
INVESTMENTS AND OTHER ASSETS:		
Investments in Cooperatives	2,536,539	2,508,407
PROPERTY, PLANT AND EQUIPMENT	3,166,908	3,457,125
Less Accumulated Depreciation	2,344,456	2,512,256
	822,452	944,869
TOTAL ASSETS	$ 5,996,019	$ 5,537,804
LIABILITIES AND PATRONS' EQUITIES:		
CURRENT LIABILITIES:		
Accounts Payable	$ 234,340	$ 139,124
Accrued Expenses	22,352	38,080
Patrons' Credit Balances	1,500,385	848,399
Patronage Refunds Payable in Cash	-	27,166
Income Taxes	-	37,305
Current Portion of Long-term Debt	160,210	158,922
Total Current Liabilities	1,917,287	1,248,996
LONG-TERM DEBT	710,247	872,419
Total Liabilities	2,627,534	2,121,415
PATRONS' EQUITIES:		
Capital Stock and Stock Credits	2,559,800	2,462,530
Patronage Refunds for Reinvestment	-	108,663
Unallocated Capital Reserve	808,685	845,196
Total Patrons' Equities	3,368,485	3,416,389
TOTAL LIABILITIES AND PATRONS' EQUITIES	**$ 5,996,019**	**$ 5,537,804**

(The accompanying notes are an integral part of the financial statements.)

FARMERS UNION CO-OPERATIVE OIL COMPANY OF DRAYTON

Drayton, North Dakota

STATEMENTS OF OPERATIONS

Fiscal Years Ended November 30, 2001 and 2000

	2001:		2000:	
SALES	$ 8,854,167	100.00%	$ 10,146,251	100.00%
COST OF SALES	7,111,606	80.32%	8,090,132	79.74%
GROSS MARGIN	1,742,561	19.68%	2,056,119	20.26%
EXPENSES:				
Distribution:				
Salaries	849,465		869,253	
Payroll Taxes	81,257		80,783	
Employee Insurance	69,268		81,392	
Pension Expense	27,885		27,416	
Delivery Expense	99,001		102,057	
Advertising and Promotion	31,059		32,854	
	1,157,935	13.08%	1,193,755	11.76%
General:				
Depreciation	210,398		200,405	
Insurance	66,230		74,514	
Property and Business Taxes	12,107		11,023	
Rent	72,450		2,911	
Supplies and Repairs	132,495		158,876	
Utilities	65,666		67,217	
	559,346	6.32%	514,946	5.08%
Administrative:				
Professional Services	8,965		6,871	
Bad Debts	(788)		748	
Directors' Fees and Expense	1,375		3,635	
Meetings, Schools and Travel	10,959		15,379	
Office Supplies and Expense	49,325		48,066	
Telephone	17,881		18,263	
	87,717	.99%	92,962	.92%
Interest and Other:				
Interest Expense	128,224		166,187	
Service Charges on Accounts	(16,364)		(24,041)	
Other Expense	10,805		16,512	
Other Revenue	(59,610)		(12,350)	
	63,055	.71%	146,308	1.44%
Total Expenses	1,868,053	21.10%	1,947,971	19.20%
LOCAL NET SAVINGS (LOSS)	(125,492)	(1.42%)	108,148	1.06%
PATRONAGE REFUNDS RECEIVED	92,006	1.04%	88,084	.87%
SAVINGS (LOSS) BEFORE INCOME TAXES	(33,486)	(.38%)	196,232	1.93%
INCOME TAXES	3,866	.05%	(33,788)	(.33%)
NET SAVINGS (LOSS)	$ (29,620)	(.33%)	$ 162,444	1.60%

(The accompanying notes are an integral part of the financial statements.)

FARMERS UNION CO-OPERATIVE OIL COMPANY OF DRAYTON

Drayton, North Dakota

STATEMENTS OF PATRONS' EQUITIES

Fiscal Years Ended November 30, 2001 and 2000

	Capital Stock and Stock Credits	Patronage Refunds for Reinvestment	Unallocated Capital Reserve	Total
November 30, 1999 Balances	$ 2,379,955	$ 129,375	$ 778,355	$ 3,287,685
1999 Patronage Distribution	147,776	(126,405)	(21,371)	
Farmers Union Dues		(2,970)		(2,970)
Adjustment to Cash Patronage			17,759	17,759
Share Capital Adjustment	(43,838)		43,838	-
Retirements	(21,363)			(21,363)
Net Savings for November 30, 2000		135,829	26,615	162,444
Provision for Cash Refunds		(27,166)		(27,166)
November 30, 2000 Balances	2,462,530	108,663	845,196	3,416,389
2000 Patronage Distribution	111,168	(105,798)	(5,370)	
Farmers Union Dues		(2,865)		(2,865)
Adjustment to Cash Patronage			(1,521)	(1,521)
Retirements	(13,898)			(13,898)
Net Loss for November 30, 2001			(29,620)	(29,620)
Provision for Cash Refunds		-		-
November 30, 2001 Balances	$ 2,559,800	$ -	$ 808,685	$ 3,368,485

(The accompanying notes are an integral part of the financial statements.)

FARMERS UNION CO-OPERATIVE OIL COMPANY OF DRAYTON

Drayton, North Dakota

STATEMENTS OF CASH FLOWS

Fiscal Years Ended November 30, 2001 and 2000

	2001	2000
Cash Flows from Operating Activities:		
Net Savings (Loss)	$ (29,620)	$ 162,444
Adjustments to Net Savings:		
Depreciation and Amortization	210,398	200,405
Gain on Sale of Property, Plant and Equipment	(56,850)	(10,000)
Patronage Refunds Received as Investments	(64,404)	(64,333)
(Increase) Decrease in Assets:		
Accounts Receivable	52,010	237,365
Merchandise Inventory	(36,164)	(96,897)
Prepaid Expense and Other Current Assets	23,581	(22,415)
Increase (Decrease) in Liabilities:		
Accounts Payable	95,216	(5,829)
Accrued Expenses	(15,728)	(5,704)
Patrons' Credit Balances	651,986	(37,960)
Income Taxes Payable	(37,305)	12,453
Total Adjustments	822,740	207,085
Net Cash Provided by Operating Activities	793,120	369,529
Cash Flows from Investing Activities:		
Redemption of Investments in Cooperatives	36,272	67,504
Purchase of Property, Plant and Equipment	(87,981)	(98,685)
Proceeds From Sale of Equipment	56,850	10,000
Net Cash Provided (Used) by Investing Activities	5,141	(21,181)
Cash Flows from Financing Activities:		
Proceeds from Long-term Borrowing		200,000
Payments of Long-term Debt	(160,884)	(117,074)
Patronage Refunds Paid in Cash	(28,687)	(37,687)
Retirement of Patrons' Equities	(16,763)	(24,333)
Net Cash Provided (Used) by Financing Activities	**(206,334)**	**20,906**
Net Increase in Cash and Cash Equivalents	**591,927**	**369,254**
Cash and Cash Equivalents at Beginning of Year	548,179	178,925
Cash and Cash Equivalents at End of Year	**$ 1,140,106**	**$ 548,179**
Supplementary Disclosures:		
Cash Payments Made During Year For:		
Interest	$ 136,144	$ 176,851
Income Taxes	$ 33,439	$ 21,335

(The accompanying notes are an integral part of the financial statements.)

FARMERS UNION CO-OPERATIVE OIL COMPANY OF DRAYTON

Drayton, North Dakota

NOTES TO FINANCIAL STATEMENTS

November 30, 2001 and 2000

(1) Summary of Significant Accounting Policies:

NATURE OF BUSINESS
Farmers Union Co-operative Oil Company of Drayton is organized and operated on a cooperative basis, for the purpose of supplying merchandise and services to its patrons and members. In accordance with the corporate bylaws and by action of the board of directors, the annual income as determined each November 30 is distributed as patronage refunds during the following year. Twenty percent of the patronage refund is paid in cash with the balance distributed in the form of stock. Accordingly, the estimated refunds payable in cash are included in current liabilities and the estimated refunds payable in stock are included in member and patrons' equities at November 30.

USE OF ESTIMATES:
Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

CASH AND CASH EQUIVALENTS:
Cash equivalents consist of cash on hand, deposits in the bank and savings accounts. All cash equivalents have a maturity of three months or less. Cash equivalents are stated at cost which approximates fair value.

INVENTORIES:
Inventories are valued at the lower of cost or market, with cost determined on the first-in, first-out method. Market is considered as net realizable value.

INVESTMENTS:
Investments are principally in other cooperatives which are recorded at cost plus patronage refunds received in noncash equities. The face value of equities redeemed by the other cooperatives is deducted from the investment balance. The investments are not transferable. No cash is received until such time as they are redeemed at the discretion of the other cooperative. Patronage refunds and redemptions are recorded in the year they are received.

DERIVATIVES:
The company uses a combination of futures, options and forward contracts to hedge against the risk of price level changes in company owned contracts. These derivatives are effective economic hedges of the specified risks, although they are not designated and accounted for as hedging instruments.

PROPERTY, PLANT AND EQUIPMENT:
Property, plant and equipment are stated at cost. Maintenance and repair costs are charged to expenses as incurred; renewals and betterments are capitalized. Depreciation and amortization of property, plant and equipment are calculated on the straight-line method.

INCOME TAXES:
As a cooperative not exempt from Federal Income Taxes, the company is subject to Federal and State income taxes on nonpatronage income or additions to the capital reserve. There are no material temporary timing differences that would result in deferred income taxes.

ADVERTISING AND PROMOTION:
The company expenses advertising and promotion costs as incurred.

NOTES TO FINANCIAL STATEMENTS - Continued:

(2) Merchandise Inventory:
Major classifications of inventories were:

	2001:	2000:
Petroleum Products	$ 205,163	$ 229,592
Agri-Products	159,869	165,302
Farm and Home Products	545,108	479,082
	$ 910,140	$ 873,976

(3) Investments In Cooperatives:
Investments in cooperatives are summarized as follows:

	2001:	2000:
Cenex Harvest States	$ 1,932,038	$ 1,903,699
Land O'Lakes, Inc.	452,228	440,162
Farmland Industries, Inc.	38,875	38,875
All Others	113,398	125,671
	$ 2,536,539	$ 2,508,407

(4) Property, Plant and Equipment:
The cost of property, plant and equipment is as follows:

	2001:	2000:
Land and Land Improvements	$ 274,431	$ 274,431
Buildings	777,980	777,980
Machinery and Equipment	1,807,127	2,108,927
Vehicles	307,370	295,787
	3,166,908	3,457,125
Less Accumulated Depreciation	2,344,456	2,512,256
	$ 822,452	$ 944,869

(5) Short-term Debt:

		2001:		2000
CoBank	5.02%	$ -	9.81%	$ -

Due Date - April 30, 2002
Line of Credit - $1,600,000
The loan is secured by a security agreement on all inventories and all receivables and an assignment of investment securities.

(6) Long-term Debt:

		2001:		2000:
Small Business Administration	4.00%	$ 175,690	4.00%	$ 196,391
Beal Bank	4.00%	44,767	4.00%	59,950
CoBank	5.02%	650,000	10.06%	775,000
		870,457		1,031,341
Less Current Portion of Long-term Debt		(160,210)		(158,922)
		$ 710,247		$ 872,419

The loan is secured by real estate mortgage, security agreement on all inventories and all receivables and all proceeds arising from the sale of inventories, security agreements covering equipment, and assignment of investments securities. In addition, the company has agreed not to acquire or construct facilities, or make any general stock retirements of patrons' equities without prior approval of CoBank. The company must also maintain working capital in the amount of $625,000.

Aggregate principal payments in the next five years are as follows:
Fiscal Years Ending:

2002	$ 160,210
2003	160,686
2004	147,942
2005	146,878
2006	149,850

NOTES TO FINANCIAL STATEMENTS - Continued:

(7) Income Taxes:

Following are the significant components which make up the cooperative's income tax expense:

	2001:	2000:
Estimated Taxable Income	$ -	$ 118,000
Tax at Statutory Rates, Federal	-	$ 29,593
State Income Taxes	-	7,712
Provision for Income Taxes	-	37,305
Adjustment to Prior Year	(3,866)	(3,517)
	$ (3,866)	$ 33,788

Income tax calculated at statutory rate applied to pre-tax accounting Income is reduced by the cooperative's estimated patronage distribution in arriving at the reported income tax expense.

(8) Pension Plan:

The cooperative has a 401(k) plan which is a defined contribution plan administered by an independent trustee for the benefit of participating employees. An employee must be at least 21 and completed 1,000 hours of service to be eligible to participate in this plan. Contributions to the plan are made on a basis of employee's salary. Pension costs totaled $27,885 for 2001 and S27,416 for 2000.

(9) Operating Leases:

The company has a year by year operating lease with railroads for facilities on land owned by the railroads. The company also has an operating lease for terragators that it leases. Total lease expense for the fiscal years ended November 30, 2001 and 2000 totaled $72,450 and S2,911 respectively.

Future minimum lease payments are as follows:

2002	$ 68,214
2003	66,000
2004	64,000
2005	62,000

(10) Concentrations of Credit Risk:

Farmers Union Co-operative Oil Company of Drayton is locally owned and located in Pembina County. The company grants credit to customers, many of whom are agricultural producers. Most of the credit granted is unsecured with no collateral policy.

Farmers Union Co-operative Oil Company of Drayton has uninsured deposits in the bank during the course of the year. Uninsured deposits at November 30, 2001 and 2000 totaled $1,153,777 and $505,335 respectively.

(11) Member and Patrons' Equities:

The following is information pertinent to elements of patrons' equities:

	Par Value:	2001 Shares Authorized:	2000 Shares Authorized:
Preferred Stock	$ 25	2,000	2,000
Common Stock	25	120,000	120,000
Class "A" Stock	25	12,000	12,000

Amounts of shares issued and outstanding were not available.
None of the cooperative's stock is transferable except as permitted by the cooperative's board of directors.

(12) Contingency:

The company offers a financing plan to its customers called Partners in Production through Agri-Bank. Some of these loans are with recourse to the company. At November 30, 2001, the company was contingently liable in the amount of $98,150.

Item 5. Description of Property

State briefly the location and general character of the principal plants, and other materially important physical properties of the issuer and its subsidiaries. If any such property is not held in fee or is held subject to any major encumbrance, so state and briefly describe how held.

Drayton, ND--Main Station, 122 North Main, Drayton, ND 58225 (included CardTrol--St. Thomas, ND and Keytrol--Joliette, ND) Main station building contains approximately 4,500 sq. ft. of retail hdwe space, 2,250 sq. ft. of shop area, which consists of 3 service bays, and the co-op's main office. There is a petroleum island in front of the store, and 3 underground tanks (each 2,000 gallons) to supply the pumps on the island. There is not a canopy for these islands.	Drayton, ND--Soil Service Center, 7851 Old Hwy, Drayton, ND 58225 There are four buildings; an office (28' X 40"), chemical storage (40' X 60'), a shop devoted exclusively to the co-op's agronomy equipment (50' X 75') and a fertilizer plant with 4,000 ton of storage for dry fertilizer. The co-op also has a 28,000 gallon anhydrous ammonia tank, loading rack and 60,000 gallons of liquid fertilizer storage (3 - 20,000 gallon tanks). The co-op also has 2 - 60 ton fertilizer blending towers; one is for blending farmers' fertilizer, and the other is for blending product for the co-op's applicating equipment.
Drayton, ND--C Store, Hwy 44 & 66, Drayton, ND 58225 The C-store is a facility of 30 ft. X 40 ft. It has freezers and coolers for frozen foods and pop, plus it also has approximately 800 sq. ft. for retail display area for groceries, personal items, etc. There are 3 islands, each island with 2 pumps. Each pump has multiple dispensers (6 to 8 apiece). The Drayton bulk plant supplies them. A canopy 20' X 20' covers the islands.	Drayton, ND,--Bulk Petroleum Plant, Hwy 44 & 66, Drayton, ND 58225 The total storage capacity of this plant is 210,000 gallons. There are 9 upright tanks, 4 of which have capacities of 30,000 gallons each; the other 5 have capacities of 18,000 gallons each. The bulk petroleum plant is diked to contain possible spills. This plant is next to the Drayton C-Store and it supplies the 3 islands with refined petroleum products.
Drayton, ND--LP Plant, Hwy 44 & 66, Drayton, ND 58225 This bulk LP plant contains a 30,000 gallon storage vessel. Between this plant and the Lancaster L.P. plant, there are approximately 350 customer tanks at residences or on farms.	Hallock, MN--Bulk Petroleum Plant, Hwy 75, Hallock, MN 56728 The total storage capacity of this plant is 99,000 gallons. There are a total of 7 upright tanks, 1 of 17,000 gallons, 4 of 15,000 gallon tanks, 1 of 12,000 gallons and 1 of 10,000 gallons. The bulk petroleum plant is diked to contain possible spills.
Humboldt, MN--Service Station, Hwy 75, Humboldt, MN 56731 Main station building is 20' X 50' with 1 service bay. There is one island, which is supplied by 1 underground tank; it is divided into 3 - 1,000 gallon chambers. There is not a canopy.	Lancaster, MN--LP Plant, Hwy 59, Lancaster, MN 56735 This bulk LP plant contains a 30,000 gallon storage vessel.
Hallock, MN--C Store & Station, 16 Atlantic St. N., Hallock, MN 56728 The building is 40' X 60', and it houses a small convenience store, and a shop consisting of 2 service bays. It has freezers and coolers for frozen foods and pop, plus it also has approximately 1800 sq. ft. for groceries, personal items, etc. There are 5 underground storage tanks, two 12,000 gallon tanks for gasoline and three tanks for diesel. The three diesel tanks are 2,000 gallons, 4,000 gallons, and 6,000 gallons respectively. The petroleum island is covered by a canopy that is 20' X 30'.	

The cooperative owns each of the above properties. The cooperative has mortgaged each of the above properties to CoBank except for the Drayton, ND Soil Service Center.

CoBank has an all inclusive security interest and is first secured on all of the Co-op's current assets.

Item 6. Directors, Executive Officers and Significant Employees

a. List the names and ages of each of the following persons stating his term of office and any periods during which he has served as such and briefly describe any arrangement or understanding between him and any other person(s) (naming such person(s)) pursuant to which he was or is to be selected to his office or position:

1. Directors;

	Age	Years Served	Current Term Expires
Deane Scharmer	57	13	2002
Noel Pilon	41	1	2003
Larry Scharmer	56	1	2003
Peter Brown	50	3	2004
J. Myron Larson	64	14	2002
Merle Schwenzfeier	43	2	2002
Mark Wiese	34	1	2003

Deane Scharmer's and Peter Brown's wives are sisters. Deane and Larry Scharmer are cousins.
Directors are elected for terms of three years. Each incumbent, if he or she chooses to run at the end of their three year term, must be elected by a majority vote of the voting members in attendance at the meetings. There is no understanding or arrangement between any director and any person concerning how any director is to be selected for his officer position.

2. Persons nominated or chosen to become directors;

N/A

3. Executive officers;

Deane Scharmer	55	13	2002
Peter Brown	50	3	2004
J. Myron Larson	66	14	2002

4. Persons chosen to become executive officers;

The Board of Directors hires a general manager to preside over and manage and be in charge of the cooperative's business. The manager, Mr. Scott Helmer, reports directly to the Board of Directors.

5. Significant employees.

Scott Helmer	39
Dan Frohlich	52
Roland Anderson	46
Harlen Iverson	46
Chip Olson (Charles)	37
Ron Heiser	36

c. Business experience. Give a brief account of the business experience during the past five years of each director, person nominated or chosen to become a director executive officer, and each significant employee, including his principal occupations and employment during that period and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. When an executive officer or significant employee has been employed by the issuer for less than five years, a brief explanation should be included as to the nature of the responsibilities undertaken by the individual in prior positions to provide adequate disclosure of this prior business experience. What is required is information relating to the level of his professional competence which may include, depending upon the circumstances, such specific information as the size of the operation supervised.

None of the directors have ever managed a farm supply business nor have they owned one either. The Co-op's directors are required by law and by its articles of incorporation and bylaws to be voting members. By the very nature of the law, the Co-op and its purpose (farmers joining together to furnish themselves with products and services that the farmers would otherwise purchase from private farm supply businesses), it is not surprising that none of the directors have any experience either managing or owning a farm supply business.

Mr. Scott Helmer--General Manager. Mr. Helmer has worked at the Co-op for 9 years. For the first 4 years at the Co-op, Helmer was Special Projects Coordinator. In that capacity, he was responsible for fixing problematic operational areas of the Co-op. Helmer was then promoted to the position of Operations Manager for North Dakota and Minnesota. In February of 1998, Mr. Helmer was hired by the Board of Directors to be the Co-op's General Manager, which means that Helmer is responsible for the success or failure of all aspects of the Co-op's operations.

Prior to moving to Drayton, Mr. Helmer was an employee of the Farmers Union Cooperative in Sutton, North Dakota for 7 years. Helmer's first two years at that co-op were in the capacity of Shop Manager. At the end of those two years, he was promoted to Assistant Manager of the co-op. Helmer was then promoted to be the Co-op's general manager, a position he held for 3 years before moving to Drayton.

Mr. Helmer has received training through CENEX's management training programs. He has also taken extended computer courses from Mayville State University.

Dan Frohlich--Office / Credit Manager / Controller. Mr. Frolich has been an employee of the Co-op for the past 7 years. Prior to becoming employed by the Co-op, Frolich managed the Farmers Union Cooperative in New Salem, North Dakota for a number of years.

Mr. Frolich has also graduated from several of CENEX's management training programs. In addition, Frolich has a bachelors degree in business from Dickenson State University in Dickenson, ND.

Frolich is responsible for preparing the Co-op's monthly financial statements, collecting all the Co-op's receivables, and the Co-op's cash management, which includes borrowing monies from the Co-op's seasonal loan at CoBank to finance seasonal inventories and receivables, plus seasonal operating losses that are caused by the seasonality of the Co-op's business.

Roland Anderson--Soil Service Center Manager. Mr. Anderson has worked for the Co-op for a total of 13 years. Anderson was sales and office Assistant Soil Service Center Manager (this is the department responsible for sales of fertilizer, chemicals, seed, and application services) for approximately 7 years. His employment was interrupted by Anderson's own decision to return to farming, after which he returned to the Co-op and has been Manager of the Soil Service Center for the past 6 years.

Mr. Anderson attends 2 to 3 training sessions annually to keep abreast of new developments in the field of plant nutrition, weed control and application considerations for fertilizer and chemicals.

Mr. Anderson is responsible for the success or failure of the Soil Service Center Department.

Chip (Charles) Olson--C Store Manager. Mr. Olson has worked for the Co-op for the past 8 years. He worked in the hardware department for approximately 6 years. For the past 9 years, Mr. Olson has been the C-Store Manager for the Drayton convenience store, which is where he continues today.

Harlen Iverson--MN Operations Manager. Mr. Iverson has been an employee of the cooperative for the past 5 years, which is when the Co-op purchased the facilities of a neighboring cooperative (Cooperative Services) in Hallock. Iverson was the operations manager of that predecessor cooperative before the Co-op acquired its assets, and he worked for that Co-op for approximately 10 years. Since the acquisition, Iverson is the Minnesota Operations Manager.

Iverson has attended several of CENEX's management training programs over the years. He is responsible for the success or failure of the Co-op's Minnesota based operations.

d. Involvement in certain legal proceedings. Describe any of the following events which occurred during the past five years and which are material to an evaluation of the ability or integrity of any director, person nominated to become a director or executive officer of the issuer.

1. A petition under the Bankruptcy Act or any State insolvency laws filed by or against, or a receiver, fiscal agent or similar officer was appoint by a court for the business or property of such person, or any partnership in which he was general partner at or within 2 years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

None.

2. Such person was convicted in a criminal proceeding (excluding traffic violations and other minor offenses)

None.

Remuneration of Directors and Officers

a. **Furnish, in substantially the tabular form indicated, the aggregate annual remuneration of each of the three highest paid persons who are officers or directors as a group during the issuer's last fiscal year. State the number of persons in the group referred to above without naming them.**

Name of individual or identity of group	Capacities in remuneration was received	Aggregate remuneration
Directors—all 7	Meeting attendance	$ 3,636
Significant employees - 6 in number		$ 247,922

1. In case of remuneration paid or to be paid otherwise than in cash, if it is impracticable to determine the cash value thereof, state in a note to the table the nature and amount thereof.

2. This item is to be answered on an accrual basis if practicable; if not so answered, state the basis used.

b. Briefly describe all remuneration payments proposed to be made in the future pursuant to any ongoing plan or arrangement to the individuals and group specific in Item 9(a). The description should include a summary of how each plan operates, any performance formula or measure in effect (or the criteria used to determine payment amounts), the time periods over which the measurements of benefits will be determined, payment schedules, and any recent material amendments to the plan. Information need not be furnished with respect to any group life, health, hospitalization, or medical reimbursement plans which do not discriminate in scope, terms or operation in favor of officers or directors of the registrant and which are available generally to all salaried employees.

None.

Item 8. Security Ownership of Management and Certain Security Holders

a. Voting securities and principal holders thereof. Furnish the following information, in substantially the tabular form indicated, with respect to voting securities held of by:

1. Each of the three highest paid persons who are officers and directors of the issuer.

   Like any other Member of the Co-op, each director, who is required to be a co-op member, has only one vote in the affairs of the Co-op. No member, no matter how much or little he or she patronizes the co-op has any more or less voting power than any other member. One member / one vote is the set up here. None of the employees are agricultural producers, so none of them are members of the Co-op, and none of them vote in the Co-op's affairs.

b. If, to the knowledge of the issuer, any other person holds or shares the power to vote or direct the voting of securities described pursuant to subsection (a) above, appropriate disclosure should be made. In addition, if any person other than those named pursuant to subsection (a) holds or shares the power to vote 10% or more of the issuer's voting securities, the information required by the table should be provided with respect to such person.

   None.

c. None-voting securities and principal holders thereof. Furnish the same information as required in subsection (a) above with respect to securities that are not entitled to vote.

None.

d. Options, warrants, and rights. Furnish the information required by the table as to options, warrants or rights to purchase securities from the issuer or any of its subsidiaries held by each of the individuals and referred to in subsection (a) above:
None

e. List all parents of the issuer, showing the basis of control and as to each parent the percentage of voting securities owned or other basis of control by its immediate parent, if any.

None.

Item 9. Interest of Management and Others in Certain Transactions

Describe briefly any transactions during the previous two years or any presently proposed transactions, to which the issuer or any of its subsidiaries was or is to be a party, in which any of the following persons had or is to have a direct or indirect material interest, naming such person and stating his relationship to the issuer, the nature of his interest in the transaction and, where practicable, the amount of such interest:

1. Any director or officer of the issuer;

   None

2. Any nominee for election as a director;

   None

3. Any principal security holder named in answer to Item 7(a);

   None.

4. If the issuer was incorporated or organized within the past three years, any promoter of the issuer;

   None.

5. Any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary of the issuer.

   None.

Item 10. Description of Exhibits

As appropriate, the following documents should be filed as exhibits to the offering statement.

1. *Underwriting Agreement*-Each underwriting contract or agreement with a principal

underwriter or letter pursuant to which the securities are to be distributed; where the terms have yet to be finalized, proposed formats may be provided.

None.

2. *Charter and Bylaws*-The charter and bylaws of the issuer or instruments corresponding thereto as presently in effect any amendments thereto.

See the Articles of Incorporation and Bylaws, which are attached hereto.

3. *Instruments defining the rights of security holders-*

a. All instruments defining the rights of any holder of the issuer's securities including but not limited to

i. holders of equity or debt securities being issued;

ii. holders of long-term debt of the issuer, and of all subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

None.

4. *Subscription agreement*-The form of any subscription agreement to be used in connection with the purchase of securities in this offering.

See the agreement which is attached hereto as Exhibit A.

5. *Voting trust agreement*-Any voting trust agreements and amendments thereto.

None.

6. *Material contracts*

None.

a. Every contract not made in the ordinary course of business which is material to the issuer and is to be performed in whole or in part at or after the filing of the offering statement or was entered into not more than 2 years before such filing. Only contracts need be filed as to which the issuer or subsidiary of the issuer is party or has succeeded to a party by assumption or assignment or in which the issuer or such subsidiary has a beneficial interest.

None.

b. If the contract is such as ordinarily accompanies the kind of business conducted by the issuer and its subsidiaries, it is made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it should be filed except where immaterial in amount or significance:

i. any contract to which directors, officers, promoters, voting trustees, security holders named in the offering statement, or underwriters are parties except where the contract merely involves the purchase or sale of current assets having a determinable market price, at such market price;

None.

ii. any contract upon which the issuer's business is substantially dependent, as in the case of continuing contracts to sell the major part of the issuer's products or services or to purchase the major part of the issuer's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which the issuer's business depends to a material extent;

None.

iii. any contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15% of such fixed assets of the issuer on a consolidated basis; or

None.

iv. any material lease under which a part of the property described in the offering statement is held by the issuer.

None.

c. Any arrangement contract or any compensatory plan, contract or arrangement including but not limited to plans relating to options, warrants or rights, pension, retirement or deferred compensation or bonus, incentive or profit sharing (or if not set forth in any formal document, a written description thereof) shall be deemed material and shall be filed except for the following:

i. ordinary purchase and sales agency agreements;

ii. agreements with managers of stores in a chain organization or similar organization;

None.

iii. contracts providing for labor or salesmen's bonuses or payments to a class of security holders, as such;

None.

iv. any compensatory plan, contract or arrangement which pursuant to its terms is available to employees generally and which in operation provides for the same method of allocation of benefits between management and non-management participants.

None.

7. *Material foreign patents*-Each material foreign patent for an invention not covered by a United States patent. If a substantial part of the securities to be offered or if the proceeds therefrom have been or are to be used for the particular purposes of acquiring, developing or exploiting one or more material foreign patents or patent rights, furnish a list showing the number and a brief identification of each such patent or patent right.

None.

8. *Plan of acquisition, reorganization, arrangement, liquidation, or succession*-Any material plan of acquisition, disposition, reorganization, readjustment, succession, liquidation or arrangement and any amendments thereto described in the offering statement. Schedules (or similar attachments) to these exhibits shall not be filed unless such schedules contain information which is material to an investment decision and which is not otherwise disclosed in the agreement or the offering statement. The plan filed shall contain a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request.
None.

9. *Escrow agreements*-Any escrow agreement or similar arrangement which as been executed in connection with the Regulation A offering.

None.

10. *Consents*-

None.

a. Experts: The written consent of

i. any accountant, engineer, geologist, appraiser or any person whose profession gives authority to a statement made by them and who is named in the offering statement as having prepared or certified any part of the document or is named as having prepared or certified a report or evaluation whether or not for use in connection with the offering statement;

ii. the expert that authored any portion of a report quoted or summarized as such in the offering statement, expressly stating their consent to the use of such quotation or summary;

iii. any persons who are referenced as having reviewed or passed upon any information in the offering statement, and that such information is being included on the basis of their authority or in reliance upon their status as experts.

None.

b. **Underwriters: A written consent and certification in the form which follows signed by each underwriter of the securities proposed to be offered. All** underwriters may, with appropriate modifications, sign the same consent and certification or separate consents and certification may be signed by any underwriter or group of underwriters.

None.

11. *Opinion re legality*-An opinion of counsel as to the legality of the securities covered by the Offering Statement, indicating whether they will when sold, be legally issued, fully paid and non-assessable, and if debt securities, whether they will be binding obligations of the issuer.

See Exhibit B attached hereto and incorporated herein by this reference.

12. *Sales Material*-Any material required to be filed by virtue of Rule 256.

None.

13. *"Test the Water" Material*-Any written document or broadcast script used under the authorization of Rule 254.

None.

14. *Appointment of Agent for Service of Process*-A Canadian issuer shall provide Form F-X.

None.

15. *Additional exhibits*-Any additional exhibits which the issuer may wish to file, which shall be so marked as to indicate clearly the subject matters to which they refer.

None.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Drayton, State of North Dakota on April 22, 2002.

(Issuer) **Farmers Union Co-operative Oil Company of Drayton**

By Scott A. Helmers
Scott Helmers, General Manager

By Deane Scharmer
Deane Scharmer, President and Director

By J. Myron Larson
J. Myron Larson, Vice President and Director

By Peter Brown
Peter Brown, Secretary and Director

By Mark Weise
Mark Weise, Director

By Noel Pilon
Noel Pilon, Director

By Merle Schwenzfeier
Merle Schwenzfeier, Director

By Larry Scharmer
Larry Scharmer, Director

CONSENT OF INDEPENDENT AUDITOR

I consent to the use of my audit dated January 16, 2002, with respect to the financial statements of Farmers Union Co-op Oil Company of Drayton, in Drayton, North Dakota for the year ended November 30, 2001, in this Form 1-A (File Number 02404008).

Sincerely,

Scott W. Steffens CPA

Scott W. Steffens, CPA

Exhibit A

SUBSCRIPTION AGREEMENT

FARMERS UNION CO-OPERATIVE OIL COMPANY OF DRAYTON
P.O. BOX 99
DRAYTON, ND 58225-0099

Dear Sirs:

The undersigned hereby irrevocably subscribes for:

$________________________
($100 and multiples thereof)

Principal amount of unsecured certificates of indebtedness and directs that such certificates of indebtedness be issued

in the name of and delivered to: ____,
(First, Middle Initial, Last or Business)

____________________ or ______________________,
(social security #) (Taxpayer ID #)

___________________, ND ____________.
(City (Zip)

This Subscription is upon the terms and conditions contained in the Offering Statement and Disclosure dated ___________, 20__ relating hereto, the receipt of which is hereby acknowledged by the undersigned.

Enclosed in payment for the Certificate of Indebtedness is a check payable to Farmers Union Co-operative Oil Company of Drayton in the amount described above.

It is understood that this Subscription is subject to acceptance, in whole or in part, by Farmers Union Co-operative Oil Company of Drayton and that the cooperative reserves the right to reject, reduce or allot the subscriptions received. Payment, or any portion thereof, not applied to the purchase of certificates of indebtedness will be refunded.

THE CERTIFICATES OF INDEBTEDNESS DO NOT REPRESENT DEPOSITS THAT ARE INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR BY ANY OTHER GOVERNMENTAL AGENCY.

The undersigned also represents and warrants:

A) That the undersigned has the financial ability to bear the economic risk of this investment, has adequate means of providing for current needs and contingencies, and has no need for liquidity of the certificate of indebtedness being purchased.

B) Has reviewed the merits of the purchase of the certificate of indebtedness with tax and legal counsel and other advisers to the extent that the purchaser has deemed advisable.

C) Has received and reviewed an Offering Statement and Disclosure dated ______________, 20___, has been given the opportunity to ask questions of and receive answers from the management of the Cooperative, and has been afforded an opportunity to obtain any additional information the undersigned has deemed necessary.

D) Has evaluated the risks of purchasing certificates of indebtedness and has decided to purchase certificates of indebtedness.

E) Understands that the certificates of indebtedness have not been registered under either federal or state laws, and that the certificates of indebtedness are offered and sold pursuant to exemptions thereunder and that in this connection the Cooperative is relying on the accuracy of the undersigned representations as set forth in this subscription agreement.

F) Understands that no Federal or State agency has made any finding or determination as to the fairness for investment in, or any recommendation or endorsement of, the unsecured subordinated debentures of the Cooperative.

G) Understands that the certificates of indebtedness are not transferable and further, agrees that the undersigned will not sell or otherwise transfer the certificates of indebtedness.

H) The undersigned is a resident of the State of North Dakota or a resident of the State of Minnesota who is a voting stockholder of the cooperative.

I) That no representations or warranties have been made to the undersigned by the Cooperative or any other person acting on behalf of the Cooperative, or any affiliate of them, other than the representations set forth herein or in the Offering Statement and Disclosure dated _______________, 20___.

DATED: ____________________, 20___ ________________________________

Signature of Purchaser

CERTIFICATE OF INDEBTEDNESS

FARMERS UNION CO-OPERATIVE OIL COMPANY OF DRAYTON

DRAYTON, NORTH DAKOTA

$____________________ Date ____________________

On Demand, Farmers Union Co-operative Oil Company of Drayton (the "Cooperative"), for value received, hereby promises to pay ____________________, or order, the sum of ____________________ dollars ($____________), with interest thereon at an annual variable rate of simple interest equal to 3½% above the rate paid on local pass book savings accounts. Accrued interest shall be paid annually on the ______ day of __________ of each year after the date of issue at the office of the Cooperative or by mail to the registered address of the owner hereof.

This Certificate of Indebtedness is subject to important conditions found on the bottom side of this document.

In witness whereof the Cooperative has signed and sealed this certificate of indebtedness on the date hereinbefore inscribed.

(SEAL) **FARMERS UNION CO-OPERATIVE OIL COMPANY OF DRAYTON**

By: ______________________________

General Manager

Side 1

Side 2

This certificate of indebtedness is one of a duly authorized and continuing issue of certificate of indebtedness of the Cooperative and the following is a statement of the rights of the holder of this certificate of indebtedness and the conditions to which this certificate of indebtedness is subject, to which the holder hereof, by the acceptance of this certificate of indebtedness, assents:

1. *Unregistered and Non-negotiable Security.* The security represented by the within certificate of indebtedness has not been registered under the Securities Act of 1933, as amended, or similar applicable laws regulating the sale of securities. This certificate of indebtedness may not be sold, transferred or otherwise disposed of except pursuant to an effective registration statement or an exemption from registration under the foregoing laws. Accordingly, this certificate of indebtedness is non-negotiable and may not be transferred except upon the written approval or the Cooperative or its counsel. This legend represents a restriction on transferability of this certificate of indebtedness.
2. *Residency Requirement.* Only residents of the State of North Dakota or residents of the State of Minnesota who are voting stockholders of the Cooperative are qualified to purchase certificate of indebtedness from the Cooperative.
3. *Equal Rank.* All certificate of indebtedness of this issue rank equally and ratably without priority over one another.
4. *Subordination.* The rights of the holder hereof to the principal sum or any part thereof, and the interest due thereon, are and shall remain subject and subordinate to the claims of all secured creditors of the Cooperative, and upon dissolution or liquidation of the Cooperative no payment shall be due or payable upon this certificate of indebtedness until all other secured creditors of the Cooperative shall have been paid in full.
5. *Registered Owner.* The Cooperative may treat the person whose name appears above as the absolute owner hereof for the purpose of receiving payment of, or on account of, the principal or interest due hereon and for all other purposes.
6. *Prepayment.* The Cooperative may at any time, at its own option, prepay in whole or in part the principal sum, plus accrued interest to date of payment, of all outstanding certificate of indebtedness of this issue, by mailing payment to the registered owner of this certificate of indebtedness, or by any other method approved by the Cooperative's board of directors.
7. *Release of members, officers, and directors.* This certificate of indebtedness is the obligation of the Cooperative only, and no recourse shall be had for the payment thereof or the interest thereon against any member, officer, or director of the Cooperative, either directly or through the Cooperative, by virtue of any statute for the enforcement of any assessment or otherwise, all such liability of shareholders, directors, and officers as such being released by the holder hereof by the acceptance of this certificate of indebtedness.

LINDQUIST & VENNUM P.L.L.P.

4200 IDS CENTER
80 SOUTH EIGHTH STREET
MINNEAPOLIS, MN 55402-2205
TELEPHONE: 612-371-3211
FAX: 612-371-3207

IN ST. PAUL:
LINDQUIST & VENNUM P.L.L.P.
444 CEDAR STREET, SUITE 1700
ST. PAUL, MN 55101
TELEPHONE: 651-312-1300
FAX: 651-223-5332

IN DENVER
LINDQUIST, VENNUM & CHRISTENSEN P.L.L.P.
600 17TH STREET, SUITE 1800
DENVER, COLORADO 80202-5441
TELEPHONE: 303-573-5900
FAX: 303-573-1956

ATTORNEYS AT LAW

www.lindquist.com

EXHIBIT B

JOEL J. DAHLGREN
612-371-3990
jjdahlgren@lindquist.com

April 18, 2002

Board of Directors
Farmers Union Co-operative
Oil Company of Drayton
PO Box 99
Drayton, ND 58255

RE: Opinion Regarding Certificates of Indebtedness

Gentlemen:

We are acting as special counsel for Farmers Union Co-operative Oil Company of Drayton in connection with the proposed issuance of up to $2,000,000 aggregate principal amount of the company's certificates of indebtedness, which will bear a variable interest rate that the Board of Directors, in its sole discretion, shall establish from time to time. In rendering the opinions expressed below we have assumed (i) that the company is duly organized and validly existing in its jurisdiction of incorporation and has all requisite corporate power and authority to execute, deliver and perform its obligations under the certificates of indebtedness and (ii) that the execution of, delivery and performance of the certificates of indebtedness have been duly authorized by all necessary corporate actions on the part of the company.

We have examined such documents, records and matters of law that we have deemed necessary for purposes of this opinion, and based thereupon we are of the opinion that when the certificates of indebtedness have been duly executed by authorized officers of the company, the certificates will be valid and binding obligations of the company.

We hereby consent to the filing of this opinion as Exhibit B to the Form 1-A.

Sincerely

LINDQUIST & VENNUM P.L.L.P.

Joel J. Dahlgren

JJD/ph

Doc# 1541664\1

EXHIBIT C

RESOLUTION AMENDING AND RESTATING THE ARTICLES OF INCORPORATION

WHEREAS, this cooperative is now subject to the North Dakota Cooperative Associations Act (being N.D.C.C. ch 10-15, as amended) it is hereby

RESOLVED, that the Articles of Incorporation of the cooperative be amended in their entirety and restated, and as amended and restated they will supersede the existing Articles of Incorporation and all amendments; said restated Articles of Incorporation to read as follows:

ARTICLES OF INCORPORATION
FARMERS UNION COOPERATIVE OIL COMPANY OF DRAYTON

ARTICLE I.
NAME, PRINCIPAL OFFICE AND DURATION

Section 1. Name. The name of this cooperative is FARMERS UNION COOPERATIVE OIL COMPANY OF DRAYTON.

Section 2. Principal Office. Its location, principal office for transaction of business and post office address is Box 99, Drayton, county of Pembina, state of North Dakota.

Section 3. Duration. The period of existence of this cooperative is perpetual.

ARTICLE II.
PURPOSE

Section 1. The purposes for which this cooperative is formed, the general nature of its business, and its general powers are to purchase, sell, handle, market, store, warehouse, acquire, transport, distribute, process, and otherwise deal in and procure for its members and patrons petroleum products, fuel, oil, grease, supplies, services, feed, seed, fertilizer, machinery, equipment, and other goods, products and merchandise consumed and used upon farms or by farmers or used or required in the business of farming, and to engage in any activity connected with or related to any such purposes. All the business and activities of this cooperative shall be conducted on a cooperative basis without profit or financial gain to it and so as to procure for its members and patrons the highest returns for their products or to secure for them the articles, commodities, and services handled or provided by the cooperative at the lowest net cost to them. The cooperative shall have power to do and perform every act and thing necessary and proper to the conduct of its business or the accomplishment of the purposes set forth herein or permitted by the laws of North Dakota applicable to the cooperative, and to have and exercise all of the powers conferred upon the cooperative by the laws of North Dakota under which it was organized and acts amendatory thereof or supplemental thereto.

Section 2. The cooperative shall not deal in farm products, farm supplies and farm business services with or for nonmembers in an amount greater in value than the total amount of such business transacted with or for its members.

ARTICLE III.
CAPITAL STOCK

Section 1. The amount of the authorized capital stock of this corporation shall be three million three hundred fifty thousand dollars ($3,350,000.00) which shall consist of one hundred twenty thousand (120,000) shares of common stock of the par value of twenty-five dollars ($25.00) each; twelve thousand (12,000) shares of Class A stock of the par value of twenty-five dollars ($25.00) each; and two thousand (2,000) shares of preferred stock of the par value of twenty-five dollars ($25.00) each.

Section 2. The common stock of the cooperative shall at all times be issued to and held only by producers of agricultural products or by cooperative associations whose members are such producers, or cooperative associations of such producers and such cooperative associations. Producer shall mean and include persons (natural or corporate) actually engaged for profit in the production of any one or more agricultural products, including tenants of land produced for the production of any such product, and lessors of such land who receive as rent part of any such product of such land, and cooperative associations (corporate or otherwise) of such producers. Common stockholders shall be the only members of the cooperative. Only common stockholders shall have power to vote by mail as provided in the Bylaws, but not by proxy.

Section 3. Class A stock and preferred stock of this cooperative

Doc# 1541664\1

may be issued to any person, association or corporation, but neither class of stock shall have any voting powers or rights nor be entitled to participate in the management of the affairs of the association.

Section 4. Dividends (interest) not exceeding three percent (3%) per annum may be paid upon outstanding preferred stock of the cooperative if and when declared from savings and shall not be cumulative. No dividends (interest) shall be paid upon any other class of stock of the cooperative.

Section 5. No stockholder shall be liable upon capital stock owned by him except for the amount remaining unpaid on his subscription therefor.

Section 6. Transfers of stock shall only be made with the approval of the Board of Directors and shall only be made upon the books of the cooperative by the stockholders in person or pursuant to a power-of-attorney duly executed and acknowledged and filed with the secretary and upon surrender of the certificate for such shares. No transfer shall be made unless and until any and all indebtedness owing to the association by the stockholder has been paid in full.

Section 7. This cooperative shall have a first lien on its capital stock for any debt due it by the holder thereof.

Section 8. The total annual net savings of this cooperative shall be distributed annually to the extent and in the manner provided in the Bylaws.

Section 9. In the event of dissolution, the assets of the cooperative shall be distributed in the following order:

- **(a)** To pay the cost of dissolution;
- **(b)** To pay any liabilities.
- **(c)** To pay the par value of the outstanding preferred stock.
- **(d)** To pay the par value of the outstanding common stock and Class A stock.
- **(e)** Any remaining assets, including reserves, shall be distributed among the patrons as shown on the books of the cooperative insofar as practicable as determined by the Board of Directors.

ARTICLE IV.
BOARD OF DIRECTORS

Section 1. The government of this cooperative and the management of its affairs shall be vested in a Board of Directors composed of five (5) members who shall be elected at the annual meeting of the members in such numbers and for such terms of office shall be provided in the Bylaws.

Section 2. The names and places of residence of those wl composed the first Board of Directors until their successors we elected and qualified were as follows:

Nels S. Benson of Drayton, North Dakota
W.A. Ion of Drayton, North Dakota
Ervin Schumacher of Drayton, North Dakota
Peter Helm of Drayton, North Dakota
Carl A. Peterson of Drayton, North Dakota

ARTICLE V.
INCORPORATORS

Section 1. The names and places of residence of the incc porators who were acting for themselves as individuals, were follows:

Nels S. Benson of Drayton, North Dakota
George E. Bakken of Drayton, North Dakota
W A. Ion of Drayton, North Dakota
John Helm of Drayton, North Dakota
Ervin Schumacher of Drayton, North Dakota
Peter Helm of Drayton, North Dakota
Axel Nordstrom of Drayton, North Dakota
Oscar Almlie of Drayton, North Dakota
Henry Helm of Drayton, North Dakota
Andrew Westling of Drayton, North Dakota
Lee J. Cochran of Drayton, North Dakota
J.A. Johnson of Drayton, North Dakota
J.L. Bates of Drayton, North Dakota
F.W. Bellamy of Drayton, North Dakota
Carl A. Peterson of Drayton, North Dakota

ARTICLE VI.
AMENDMENTS

These Articles of Incorporation may be amended at any annu stockholders' meeting or at any special stockholders' meeting calle for that purpose, when approved by a majority of those membe voting at such meeting, provided that notice of the propose amendment was contained in the notice of meeting.

ARTICLE VII.
EFFECTIVE DATE

These amended and restated Articles of Incorporation shall be come effective immediately if and when adopted by the stockholder

Doc# 1541664\1

RESOLUTION AMENDING AND RESTATING BYLAWS

WHEREAS, this cooperative is now subject to the North Dakota Cooperative Associations Act (being N D C C . ch 10-15 as amended): it is hereby

RESOLVED, that the Bylaws of this cooperative be amended in their entirety and restated: and as amended and restated they will supersede the existing Bylaws and all amendments, said restated Bylaws to read as follows

BYLAWS OF
FARMERS UNION COOPERATIVE OIL COMPANY OF DRAYTON

ARTICLE I.
MEMBERS' MEETINGS

Section 1. Annual Meeting. The annual meeting of the stockholders of this cooperative shall be held at such time and place within six (6) months of the end of its fiscal year as shall be designated by the Board of Directors.

Section 2. Notice. The secretary shall give notice of the annual meeting by mailing the same to each and every member personally, or in the case of an association to the secretary thereof, at his last known post office address not less than ten (10) nor more than thirty (30) days prior to the date of such meeting. Upon the mailing of any notice of a regular or special meeting of the members as herein provided, the secretary shall execute a certificate setting forth a correct copy of such notice showing the date of the mailing thereof and that the same was mailed within the time and in the manner prescribed by law. Failure of any member to receive such notice shall not invalidate any action which may be taken by the members at any such meeting.

present shall decide all questions

Section 4. Voting. A member shall be entitled to only one (1) vote which shall be cast in person but not by proxy except that the vote of any cooperative association which is a member of this cooperative may be cast at any members' meeting by a representative duly elected or appointed by the members or directors of such association. An absent member may submit a signed vote if he has previously been notified in writing of the exact motion or resolution upon which the vote is taken

Section 5. Order of Business. At such annual meeting reports covering the business of this cooperative for the previous fiscal year shall be submitted to the members by the officers, directors shall be elected and other business may be transacted. The order of business shall be substantially as follows

- **(a)** Roll call and registration
- **(b)** Reading of minutes
- **(c)** Reports of officers and committees
- **(d)** Unfinished business
- **(e)** New business
- **(f)** Election of directors
- **(g)** Adjournment

Section 6. Special Meetings. Special meetings of the members may be called by the president, the Board of Directors, or upon the written petition of at least twenty percent (20%) of the members in which case it shall be the duty of the president to cause notice to be given as provided in Section 2 hereof. Such notice shall state the time, place and purpose of such special meeting, and when called upon a petition of the members, notice shall be issued within ten (10) days from and after the presentation of such petition. Such special meeting shall be held within thirty (30) days from and after the date of presentation of such petition

ARTICLE II. BOARD OF DIRECTORS

Section 1. Terms of Office. The government of this cooperative and the management of its affairs shall be vested in a Board of Directors composed of five (5) members who shall be elected at the annual meeting of such members and hold office for three (3) years. Annually as many directors shall be elected to serve for a three (3) year term as there are regular vacancies in the number of directors. All directors shall hold office until their successors are elected and qualified. Any vacancy in the Board, other than by expiration of a term of office, may be filled by a majority vote of the remaining directors. In case a vacancy in the Board of Directors extends beyond the next annual meeting, such vacancy may be filled until such meeting, at which meeting a director shall be chosen by the members for the unexpired term of such vacancy, otherwise the vacancy shall be filled by the directors for the unexpired term

Section 2. Annual Meeting. The annual meeting of the directors shall be held immediately following the annual meeting of the members without further notice. At this meeting the officers shall be elected for the ensuing year.

Section 3. Regular Meetings. The Board of Directors shall meet regularly at such time and place as the Board shall fix by resolution.

Section 4. Special Meetings. Special meetings of the Board of Directors may be called by the president or by any three (3) members of the Board. Each member of the Board shall be duly notified of such meetings, and no business except that mentioned present shall decide all questions

Section 6. Removal. The members may at any regular or special members' meeting called in the manner above provided remove any director for cause upon a majority vote of all members and fill the vacancy caused by such removal. The director shall be informed in writing of the charges preferred against him at least ten (10) days before the meeting and shall have an opportunity to be heard and present evidence in his defense

ARTICLE III. OFFICERS

Section 1. Election. The officers of this cooperative shall be a president, a vice president, a secretary and a treasurer to be elected by the directors from among their number. The term of all officers shall be until the next annual meeting of the directors and until their successors are elected and qualified

Section 2. President. The president shall preside over all meetings of the cooperative and of the Board of Directors, call special meetings of the cooperative and of the Board of Directors, perform all acts and duties usually performed by an executive and presiding officer, and sign all stock certificates and such other papers of the cooperative as he may be authorized or directed to sign by the Board of Directors, provided that the Board of Directors may authorize any person to sign any or all checks, contracts and other instruments in writing on behalf of the cooperative. The president shall perform such other duties as may be prescribed by the Board

Section 3. Vice President. In the absence or disability of the president, the vice president shall perform the duties of the president

Section 4. Secretary. The secretary shall keep a complete record of all meetings of the cooperative and of the Board of Directors and shall have general charge and supervision of the books and records of the cooperative. He shall sign with the president, papers pertaining to the cooperative as he may be authorized or directed to do by the Board of Directors. He shall serve all notices required by law and by these Bylaws and shall make a full report of all meetings and business pertaining to his office to the members at the annual meeting. He shall keep the corporate seal and affix the corporate seal to all papers requiring such seal. He shall make all reports required by law and shall perform such other duties as may be required of him by the cooperative or by the Board. Upon the election and qualification of his successor, the secretary shall turn over to him all books and other property belonging to the cooperative that he may have in his possession.

Section 5. Treasurer. The treasurer shall be the custodian of all funds, securities and property of the cooperative. He shall deposit all funds in the name of the cooperative and disburse the same upon the authority of the Board of Directors, and he shall perform such other duties as may be prescribed by the Board.

Section 6. Whenever the Board of Directors may so order, the offices of secretary and treasurer may be held by the same person, and such person shall be designated as secretary-treasurer. The secretary-treasurer or the secretary and treasurer may delegate any and all duties to any employee of the cooperative with the approval of the Board of Directors except such duties as are specifically required by law to be performed by such officer or officers.

Section 7. Bonds. Officers and employees having custody of or handling the funds, securities or property of the cooperative shall give a fiduciary bond satisfactory to the Board of Directors at the expense of the cooperative.

ception of the secretary, for any services rendered as officers of the cooperative, nor shall the cooperative be held liable for any services except as herein provided. However, the members of the Board shall be allowed their reasonable traveling expenses when actually engaged in the business of the cooperative and such reasonable compensation for attendance at any meeting of the Board of Directors and for all time actually spent upon business of the cooperative as shall be determined by the Board of Directors. The secretary of the association may receive such additional compensation for his services as the Board shall determine.

ARTICLE IV.
EMPLOYEES

Section 1. Manager and Help. The Board of Directors may employ a manager and provide for other help under such contracts of employment and compensation as it may deem advisable, and may terminate such employment at their discretion subject to the terms thereof. They may also in their discretion provide for the operation of the business by other agencies for the benefit of the cooperative under such contracts and upon such terms as they may deem advisable.

ARTICLE V.
CAPITAL STOCK

Section 1. Loss of Right to Vote. If at any time a holder of common stock ceases to be a producer of agricultural products for one (1) year or ceases to patronize the cooperative for one (1) year, the Board of Directors shall notify such holder that his right to vote no longer exists and request him to surrender his shares of common stock in exchange for a like amount of Class A stock, and thereupon such member's right to vote shall terminate.

Section 2. Retirement of Common Stock. The Board of Directors may retire at par value the common stock of any member who knowingly and intentionally violates any provisions of the Articles of Incorporation or Bylaws of this cooperative, or who ceases to be a patron of this cooperative for one (1) year, or who dies, or who moves from the territory served by this cooperative.

Section 3. Outstanding preferred stock, Class A stock or common stock of the cooperative may be retired in whole or in part as to either class by the cooperative at any time as determined by the Board of Directors upon paying to its holders the par value thereof plus, in the case of preferred stock, any accrued and unpaid dividends (interest) thereon, and the cooperative may select which particular shares of preferred stock, Class A stock or common stock it will so retire.

Section 4. Except upon the death of a natural person, there shall be no other retirements out of the order of priority provided in the stock retirement policy of this cooperative. Insolvency or bankruptcy, whether individual or corporate, shall not be grounds for early or accelerated retirement.

ARTICLE V.
DISTRIBUTION OF SAVINGS

Section 1.

(a) **Gross Receipts from Patronage.** Gross receipts of the cooperative from patronage shall be total proceeds from the sale of products marketed for patrons, total proceeds received for supplies, equipment, commodities, and other property procured for patrons, total proceeds received for services performed for patrons, and total proceeds received (including patronage dividends received) which reduce costs and expenses incurred in connection with these activities.

(1) Those gross receipts which reduce the costs and expenses incurred in connection with patronage shall be used to re-

(2) All other gross receipts from patronage shall be distributed by the cooperative to its patrons, subject to the deductions therefrom and to the exceptions thereto hereinafter provided.

(b) **Deductions from Gross Receipts from Patronage.** The cooperative shall deduct from "gross receipts from patronage":

(1) All necessary marketing expenses.

(2) The actual cost of supplies, commodities, equipment and other property procured for patrons;

(3) The actual cost of services performed for patrons, and

(4) Amounts attributable to gross receipts from patronage of:

(i) taxes other than taxes based on income;

(ii) all other necessary expenses;

(iii) reasonable and necessary additions to reserves for depreciation, for depletion, for obsolescence of physical property, for doubtful accounts, and for other valuation reserves, all established and computed in accordance with generally accepted accounting principles.

(5) The amounts expended for the purpose of teaching and promoting cooperation if and to the extent provided in these Bylaws.

(c) **Annual Net Savings from Patronage.** The amount remaining after reducing the "gross receipts from patronage" by the deductions specified in Section 1 (b) of this Article shall constitute the annual net savings (net proceed) from patronage which shall be distributed to the patrons of this cooperative subject only to the deductions therefrom and the exceptions thereto provided in Sections 4 and 5 of this Article.

Section 2.

(a) **Gross Receipts from Sources Other than Patronage.** Gross receipts (total proceeds) of the cooperative from all sources other than those described in Section 1 (a) of this Article shall constitute "gross receipts from sources other than patronage." They shall be subject to the deductions therefrom hereinafter provided, and any net amount thereof shall be held or used for the purposes and in the manner hereinafter provided.

(b) **Deductions from Gross Receipts from Sources Other than Patronage.** The cooperative shall deduct from "gross receipts from sources other than patronage" amounts attributable to gross receipts from sources other than patronage of:

(1) Taxes, other than taxes based on income.

(2) All other necessary expenses, and

(3) Reasonable and necessary additions to reserves for depreciation, for depletion, for obsolescence of physical property, for doubtful accounts, and for other valuation reserves, all established and computed in accordance with generally accepted accounting principles.

(c) **Annual Net Savings from Sources Other than Patronage.** The amount remaining after reducing the "gross receipts from sources other than patronage" by the deductions specified in Section 2 (b) of this Article shall constitute the annual net savings (net proceeds) from sources other than patronage.

Section 3. Total Annual Net Savings. The sum of annual net savings from patronage and annual net savings from sources other than patronage shall be known as the "total annual net savings."

Section 4. Capital Reserve. The Board of Directors shall annually set aside as a capital reserve, without allocation to patrons, amounts accumulated from the following sources:

(a) Annual net savings from sources other than patronage.

(b) Annual net savings from patronage on business done for the United States or any of its agencies

(c) Annual net savings from patronage attributable to patrons who are unidentified

(d) Annual net savings from patronage attributable to patrons who do not consent to take into account patronage dividends from the cooperative in the manner provided in 26 U S.C., Section 1385

(e) Annual net savings from patronage attributable to patrons who so consent but which are as to any one patron less than the minimum amount of ten dollars ($10 00)

Amounts which have been placed in the Capital Reserve prior to the effective date of this amendment, which have been allocated shall remain allocated on the books of the cooperative unless and until retired Taxes based on income shall be charged to said Capital Reserve

Section 5. Dividends on Stock. If this cooperative shall have outstanding any preferred stock, any dividends paid shall be paid from the annual net savings from patronage remaining after having been reduced by any additions to the capital reserve provided for by Section 4 of this Article

Section 6. Distribution. The annual net savings from patronage less any deductions therefrom or exceptions thereto as determined by Sections 4 and 5 of this Article shall be distributed annually (except as hereinafater provided) to the patrons of the cooperative who consent to take into account patronage distributions from the cooperative in the manner provided in 26 U.S.C., Section 1385 on the basis of their respective patronage, and said patrons shall be notified thereof

(a) In making such distribution, due regard shall be given to the sources from which such savings accrue, and separate allocations and distributions shall be made for the marketing and purchasing operations as separate divisions of the cooperative

(b) Patronage dividends shall be distributed in cash, in written notices of allocation or by any combination thereof designated by the Board of Directors The amount stated in written notices of allocation shall be applied toward the purchase of capital stock of the cooperative (but not preferred stock) at its par value or shall be in such other form as is permitted by law

ARTICLE VI. EDUCATIONAL FUND AND AFFILIATION

Section 1. Five percent (5%) of the amount of the annual savings may be expended for the purpose of promoting, teaching and encouraging cooperative organization or principles and shall be paid to the Farmers Educational and Cooperative Union of America, North Dakota Division (Union) for performing such services in the interest of this association. Fifty percent (50%) of such payments shall be made to the county organizations of such Union located in the counties in which the members and patrons of the association reside, such distributions to counties to be made on the basis of patronage.

Section 2. From the amount of any capital contributions returned to any members or patrons whose current capital contribution is equivalent to membership dues in the Farmers Educational and Cooperative Union of America, North Dakota and/or Minnesota Division, and who is a holder of common or voting stock in the association, shall be deducted the membership dues of the Farmers Educational and Cooperative Union of America. Such dues deducted shall be paid to the said Union just as soon as proper deduction has been made.

ARTICLE VII. DUTIES OF MANAGER

Section 1. Inventory. The manager shall, as may be required from time to time by the Board of Directors, take an inventory of all merchandise and he shall be responsible for the amounts of the deposits so collected

Section 2. Deposits. The manager shall collect any deposits required to be made by the Board of Directors at the time of delivery of merchandise, and shall be responsible for the amounts of the deposits so collected

ARTICLE VIII. ACCOUNTING

Section 1. Auditing. The Board of Directors shall have the books audited at least annually by a qualified accountant and shall submit the audit report to the members at the annual meeting

Section 2. Fiscal Year. The fiscal year of this cooperative shall begin on the first day of December and end on the last day of November of each year

ARTICLE IX. CONSENT

Section 1. Each person (including individuals, partnerships and business or cooperative corporations) who becomes a member and each member of this cooperative who continues as a member shall, by such act alone, consent that the amounts of any distributions with respect to his patronage occurring in any fiscal year which are made in written notices of allocation (as defined in 26 U.S.C., 1388, the Internal Revenue Code) and which are received by him from the cooperative, will be taken into account by him at their stated dollar amounts in the manner provided in 26 U S.C., 1385 in the taxable years in which such written notices of allocations are received by him. It is the intent of this bylaw to provide a consent binding on all members who retain or obtain membership in this cooperative after receipt of a written notification of this bylaw and a copy thereof, ~~for the purpose of making such distribution~~ "qualified written notices of allocation" within the meaning of the United States income tax laws

ARTICLE X. AMENDMENTS

Section 1. The power to repeal and amend the Bylaws and to adopt new Bylaws is hereby delegated to the Board of Directors of this association but no amendment or repeal of the Bylaws by the Board of Directors shall be effective until approved by the majority vote of the stockholders present at a regular annual meeting or at a special stockholders' meeting called for that purpose at which a quorum is present

Section 2. This delegation of authority to repeal and amend the Bylaws and to adopt new Bylaws may be revoked by a vote representing two-thirds (2/3) or more of the subscribed stock of this association at any regular meeting of the stockholders of the association

Section 3. Whenever any amendment or new bylaw is adopted, it shall be certified by a majority of the Directors and the secretary, and it shall be copied in the Book of Bylaws with the original Bylaws and immediately after them, and shall not take effect until so copied.

ARTICLE XI. INDEMNIFICATION OF DIRECTORS, OFFICERS AND EMPLOYEES

Section 1. Indemnification of Directors, Officers and Employees. Any director, officer or agent of the cooperative now or hereafter serving as such shall be indemnified by the cooperative against actual expenses necessarily incurred in defense of any proceeding in which he is a party because he is or was such director, officer or agent. The cooperative shall reimburse each such person for all legal expenses reasonably incurred by him in connection with any such proceeding: provided, however, that no such person shall be reimbursed for any expense incurred in connection with any claim or liability arising out of his own misconduct or negligence in the performance of duty. This right of indemnification shall not be exclusive of other rights to which any director, officer or agent of the cooperative may be entitled.

Section 2. Insurance. This cooperative shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, manager, employee or agent of this cooperative or is or was serving at the request of the cooperative as a director, officer, manager, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity.